

September 18, 2014

<u>Via E-mail</u>
Steven Baritz
President
Net Savings Link, Inc.
140 Island Way, Suite 280
Clearwater, FL 33767

> **Re:** **Net Savings Link, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 9, 2014**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed September 15, 2014**
> **File No. 000-53346**

Dear Mr. Baritz:

We have reviewed the above-referenced filings, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Increase in our Authorized Shares of Common Stock, page 7

1.   Please revise to disclose the purpose for increasing the number of authorized shares of common stock. Refer to Item 11 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C. To the extent the purpose for increasing the authorized shares is to permit the conversion of your outstanding convertible notes, please refer to Note A to Schedule 14A and revise as necessary.

Effect of the Increase in Authorized Shares of Common Stock, page 8

2.   Your disclosure that you will have the corporate authority to issue 4,276,148,782 additional shares of common stock after the increase in authorized shares is inconsistent with your disclosure in the table. Please reconcile.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.